

July 13, 2013

Via E-mail
David A. Brooks
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Registration Statement on Form 10-12(b)**
> **Filed June 17, 2013**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us whether you view the spin-off transaction as a sale. If not, please provide support for your view. We refer you to our Staff Legal Bulletin No. 4.

2.   Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934.   Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note that on page 11 and elsewhere in the information statement, that as a condition to completion of the spin-off, you state that the SEC shall have "declared effective" the registration statement on Form 10.   Please

revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Smith Travel Research and PKF Hospitality Research, LLC. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

4.   We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year ending December 31, 2013. Please tell us whether you have an opinion of counsel to this effect.

Our Company, page 1

5.   Please revise to briefly describe the difference between "upscale" and "upper-upscale" segments of the luxury hotel market. Please also explain how you define "high RevPAR."

Reasons for the Separation, page 2

6.   We note that one of your main reasons for separation is to have a conservative capital structure that emphasizes low leverage *over time* [emphasis added]. Please disclose in this section your current leverage ratio, as well as the ratio immediately following the spin-off, or tell us why this is not appropriate. Please also add disclosure to address your expected timing as to the achievement of your target leverage ratio. Lastly, please consider discussing why this "over time" strategy is being employed.

Our Competitive Strengths, page 4

7.   Please provide an explanation of why you view as a strength the transaction structure of including the Pier House Resort and the Crystal Gateway Marriott as option properties (rather than including them in the spin-off or not including them at all). Please provide a similar discussion with respect to the twelve properties for which you have a right of first offer.

8.   *Experienced Team with Proven Track Record of Delivering Stockholder Value*. Please revise to balance this disclosure by discussing any material adverse business developments, such as defaults on indebtedness, that occurred during the referenced period. For instance, revise to discuss the impact of the "consensual foreclosures" in greater detail. We may have further comment.

9.   *Prudent Capital Structure*. We note your disclosure that upon completion of the separation and distribution, you will have property-level indebtedness of approximately $627.7 million. Please also provide your indebtedness on a pro-forma basis.

Our Investment and Growth Strategies, page 7

10.   *Continue Active Asset Management*. We note your disclosure that your advisor intends to "aggressively asset-manage" your hotel portfolio. Please clarify what you mean by "aggressively asset-manage" and be sure to explain how you reconcile this with your disclosure elsewhere about your conservative leverage strategy.

Our History, and Relationship with Ashford Trust and Ashford Advisor, page 8

Fee Table, page 9

11.   *Base fee*. Please identify the services your advisor will provide in exchange for this fee.

12.   *Annual Equity Awards*. Please explain the purpose of the annual equity awards, in light of the fact that the advisor will already receive a base fee and an incentive fee. Please also explain how payment of this fee is consistent with your disclosure in the "Reimbursement of Expenses" section (i.e., that your advisor will be responsible for all wages, salaries, and bonus payments and benefits related to its employees providing services to you). Alternatively, please revise your disclosure in the reimbursement section. Lastly, please disclose whether there are any limitations on the amount of these annual equity awards and explain in greater detail how these amounts will be determined.

13.   *Reimbursement of Expenses*. Please revise to disclose whether there any limitations on reimbursement amounts.

14.   *Additional Services.* Please disclose specifically all miscellaneous charges/general fees
that may become payable (<u>e.g.</u> fees to Remington for project management, indirect
expenses associated with support departments).

<u>The Structure and Formation of our Company, page 14</u>

15.   Please revise your disclosure to provide the initial transaction cost of the spin-off, as well
as who will bear the cost.

16.   Tell us how you determined the amount of cash that will be received for the common
units of your operating partnership and shares of your common stock that will be issued
as part of the separation.

17.   Please add a section to discuss the accounting treatment of your formation transaction;
address the contribution of the hotel properties and cash separately from the purchase of
the taxable REIT subsidiaries. Please clearly state the total consideration that will be
transferred to Ashford Trust (i.e., cash, common units, preferred units, etc.) and how the
amounts were determined. Also, cite the accounting guidance you are relying upon.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Non-GAAP Financial Measures, page 92</u>

18.   You disclose in footnote (1) to the table reconciling net loss to EBITDA and Adjusted
EBITDA that the amounts are net of adjustments for noncontrolling interests in
consolidated entities. In the footnote, please quantify the amounts of the adjustments for
each line item so that a reader can easily tie the reconciling items back to the line items in
the financial statements.

19.   We note the reconciliations from Net Income attributable to the Company to Hotel
EBITDA on a property-by-property basis and corporate basis in the tables on pages 94
through 97. In these tables, it appears that you have presented additional non-GAAP
measures since you present Hotel Total Net Income and Hotel Total Net Income
attributable to the Company.   Please revise to properly identify these as additional non-
GAAP measures, or remove this column from the tables. Also, please tell us why the line
item Net Income in the Ashford Hospitality Prime, Inc. column does not tie to the
financial statements included. Lastly, please add a footnote to the table to explain what is
included in the line item Non Property Adjustments. We may have further comment.

Revolving Credit Facility, page 99

20.   We note your disclosure in this section that you plan on entering into a revolving credit facility concurrently with the separation and distribution. Please disclose the terms when known, including any material financial covenants.

Indebtedness to be Outstanding after the Separation and Distribution, page 100

21.   We note your disclosure at the top of page 101. Please tell us whether you are currently in compliance with these covenants.

Sources and Uses of Cash, page 101

22.   It is unclear how you expect your current sources to cover the anticipated uses for the referenced period. Please revise to discuss the sources of cash you anticipate using for these purposes in greater detail. For instance, please discuss your "capital market activities" with greater specificity and explain how you plan to apply these funds to each of your planned uses.

23.   Based on the disclosure on page 122, it appears that the majority of your expected capital expenditures through 2014 will be spent on one hotel, Courtyard Philadelphia Downtown. Please revise your disclosure to highlight this significant planned renovation.

Index to Financial Statements, page F-1

24.   We note that you have included the financial statements for Pier House Joint Venture and Ashford Crystal Gateway. Please tell us how you determined which financial statement periods were required to be presented.

Unaudited Pro Forma Combined Consolidated Financial Statements, page F-3

25.   Please address the following items related to the option agreements to acquire Pier House Resort and Crystal Gateway Marriott:

- Explain how you determined that these acquisitions are probable. In particular address your consideration of the fact that you currently cannot exercise the option for the Crystal Gateway Marriott for six months. Also, address the fact that it does not currently appear that you will have the cash available to exercise the option for the Pier House Resort if paid all in cash.
- Expand the narrative introduction to your pro forma financial statements to disclose that you have given effect to the exercise of the two options and the reason why you have included those transactions.
- Tell us your expected timing for exercising these options.
- Prior to exercising the options, please tell us how you will account for the options and cite the guidance you are relying upon.

2. Adjustments to Pro Forma Combined Consolidated Balance Sheet, page F-7

26.   Please quantify the amount of out of pocket costs Ashford Trust incurred in connection with the acquisition of Pier House Resort and tell us why you have not included that amount in the purchase price.

27.   We note the purchase price allocations disclosed for Pier House Resort and Crystal Gateway Marriott. Please explain why the only assets and liabilities included are land, buildings and improvements, and furniture, fixtures and equipment. Also, expand your footnotes to disclose the historical amounts for each hotel acquisition as well as a column of adjustments in order to reconcile to the amounts included in your pro forma balance sheet. In addition, expand footnotes (C) and (D) to describe the valuation methods and significant assumptions used to determine the values of the assets included in the purchase price allocations.

28.   Please expand footnote (D) to discuss how you determined your estimate of the current market value of the Crystal Gateway Marriott. Disclose the valuation method you used as well as the significant assumptions.

3. Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-9

29.   Please expand your footnotes to include more detail showing how you calculated adjustments (FF), (GG), (II), (JJ), and (MM).

30.   We note your adjustment (HH) for estimated incremental general and administrative expenses as a result of becoming a public company and adjustment (LL) for transaction costs. Please tell us how these adjustments comply with the requirements of Article 11 of Regulation S-X, or remove them from the pro forma statements of operations.

31.   Please explain adjustment (KK). It is unclear what this adjustment represents.

32.   Please revise to include historical and pro forma per share data. Also, present the number of shares used in your calculations and disclose how you determined the amounts.

Note 2. Significant Accounting Policies, page F-21

Noncontrolling Interests, page F-23

33.   We note that an 11% noncontrolling interest was acquired on December 2, 2011 from a controlled entity. We also note that a $9.7 million gain was recorded as a result. Please provide us with more details regarding this transaction and the accounting guidance that you relied upon to record the gain. Please address each element of the transaction (i.e., resolution of the related dispute, terms of the acquisition of the noncontrolling interest, etc.). Discuss whether the elements were contingent on each other and clarify the party that transferred the note receivable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor